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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                 SCHEDULE 13D
                              (AMENDMENT NO. 2)

                   Under the Securities Exchange Act of 1934



                                 JALATE, LTD.
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                               (Name of Issuer)


                          Common Stock, no par value
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                        (Title of Class of Securities)


                                 470145 10 3
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                                (CUSIP NUMBER)


                              John D. Robertson
                         1600 Bank of Oklahoma Plaza
                              201 Robert S. Kerr
                        Oklahoma City, Oklahoma  73102
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                     (Name, Address and Telephone Number
                       of Person authorized to Receive
                         Notices and Communications)


                               January 27, 1998
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                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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CUSIP NO. 470145 10 3
          -----------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William M. DeArman                                          ###-##-####
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2.   Check the Appropriate Box if a Member of a Group            (a) [ ]
                                                                 (b) [X]
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3.   SEC Use Only

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4.   Source of Funds

     PF/00
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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to items
     2(d) or 2(e)
                                                                     [ ]
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6.   Citizenship or Place of Organization

          United States
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                    7.   Sole Voting Power
                         627,493 (consisting of 377,493 shares and 250,000
                         warrants exercisable within 60 days)
Number of           -----------------------------------------------------------
Shares              8.   Shared Voting Power
Beneficially
Owned by Each            4,200
Reporting Person    -----------------------------------------------------------
With                9.   Sole Dispositive Power
                         627,493 (consisting of 377,493 shares and 250,000
                         warrants exercisable within 60 days)
                    -----------------------------------------------------------
                    10.  Shared Dispositive Power

                         4,200
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     631,893 (consisting of 381,893 shares and 250,000
     warrants exercisable within 60 days)*
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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [X]

Excludes 17,500 shares held by or for the benefit of the reporting person's children.
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13.  Percent of Class Represented by Amount in Row (11)

            17.3%
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14.  Type of Reporting Person

     IN
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*Includes 200 shares owned by an individual retirement account for the benefit of Mr. DeArman's wife, Carol DeArman.

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     The purpose of this Amendment No. 2 to the previously filed Schedule 13D is to report that the ownership of William M. DeArman in the Common Stock, no par value (the "Shares"), of Jalate, Ltd. (the "Issuer") has increased from 11.2% to 17.3% of the Shares outstanding.

Item 1.   SECURITY AND ISSUER.

     No change.

Item 2.   IDENTITY AND BACKGROUND.

     No change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 27, 1998, Mr. DeArman purchased from the Issuer warrants entitling him to purchase 250,000 Shares for $1.625 per Share. The $25,000 purchase price of the warrants came from the personal funds of Mr. DeArman.

Item 4.   PURPOSE OF TRANSACTION.

     No change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of January 27, 1998, Mr. DeArman was the beneficial owner of an aggregate of 631,893 Shares of the Issuer (consisting of 381,893 shares and 250,000 warrants) representing approximately 17.3% of the outstanding Shares. Of this amount, 376,493 Shares and 250,000 warrants were purchased by Mr. DeArman, 4,000 Shares were purchased by a trust of which Mr. DeArman is the sole beneficiary, 200 Shares were purchased by an individual retirement account for the benefit of Mr. DeArman, 200 Shares were purchased by an individual retirement account for the benefit of Mr. DeArman's wife, Carol DeArman, and 1,000 Shares were purchased by Mr. DeArman as custodian for the benefit of certain of Mr. DeArman's children.

          This amount does not include 3,000 Shares held individually by one of Mr. DeArman's children or 14,500 Shares held by trusts for the benefit of certain of Mr. DeArman's children. Mr. DeArman disclaims beneficial ownership of these 17,500 Shares held by or for the benefit of his children.

     (b) Mr. DeArman has the sole power to vote and to dispose of 377,493 Shares of the Issuer and the sole power to dispose of the 250,000 warrants. Mr. DeArman

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     shares the power to vote and dispose of 4,200 Shares. Delaware Charter
     Guarantee & Trust Company, P. O. Box 8963, Wilmington, Delaware 19899-8963, shares the power to vote and dispose of the 4,000 Shares held in trust for Mr. DeArman. Merrill Lynch Pierce Fenner & Smith, 3100 Texas Commerce Tower, Houston, Texas 77002 shares the power to vote and dispose of the 200 Shares held by Mr. DeArman's individual retirement account. Merrill Lynch Pierce Fenner & Smith, 3100 Texas Commerce Tower, Houston, Texas 77002 and Mr. DeArman's wife, Carol DeArman, share the power to vote and dispose of the 200 shares held by Mrs. DeArman's individual retirement account.

     (c) On January 27, 1998, Mr. DeArman acquired, in a private transaction with the Issuer, warrants entitling him to purchase 250,000 Shares for $1.625 per Share. The purchase price of the warrants was $25,000 or $.10 per warrant.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On January 27, 1998, the Issuer entered into secured lending transactions with Mr. DeArman, John E. Drury, Don A. Sanders and Katherine U. Sanders (collectively, the "Lenders"), whereby the Issuer borrowed $475,000 from Mr. DeArman, $95,000 from Mr. Drury, $237,500 from Mr. Sanders and $142,500 from Ms. Sanders. Each of the loans is payable in full on January 31, 2000, accrues interest at the rate of ten percent (10%) per annum and is subordinated to the Issuer's obligations to Heller Financial, Inc. and/or Wells Fargo HSBC Trade Bank, N.A. Each of the loans is secured by, among other things, (i) all of the capital stock of Air Shop, Ltd., a New York corporation ("Air Shop"), now or hereafter acquired by the Issuer, and (ii) all of the Issuer's rights under that certain letter agreement among the Issuer, Dominique Camacho and Air Shop dated October 17, 1997 with respect to an investment by Jalate in Air Shop. Mr. DeArman was appointed to act as "agent" on behalf of all Lenders in the enforcement of their rights and remedies under the promissory notes delivered to them by Jalate and to act as the secured party under a certain Security and Pledge Agreement between the Issuer and Mr. DeArman.

     In connection with these secured lending transactions, each of the Lenders also purchased, at a price of $.10 per warrant, warrants entitling them to acquire up to 500,000 aggregate Shares for $1.625 per Share. Mr. DeArman, Mr. Drury, Mr. Sanders and Ms. Sanders purchased 250,000 warrants, 50,000 warrants, 125,000 warrants and 75,000 warrants, respectively. The warrants purchased by Mr. DeArman and the other Lenders may be exercised at any time prior to January 27, 2003. The warrants contain provisions providing for the adjustment of the exercise price and the number and type of securities

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issuable upon exercise of the warrants should any one or more of certain specified events occur. The warrants grant to Mr. DeArman and the other Lenders certain rights of registration for the securities issuable upon exercise of the warrants.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     99.3 Subordinated Secured Promissory Note, dated January 27, 1998, executed by Jalate, Ltd. in favor of William M. DeArman

     99.4 Security and Pledge Agreement, dated January 27, 1998, between Jalate, Ltd. and William M. DeArman

     99.5 Agency and Intercreditor Agreement, dated January 27, 1998, among Katherine U. Sanders, Don A. Sanders, John E. Drury and William M. DeArman

     99.6 Stock Purchase Warrant, dated January 27, 1998, executed by Jalate, Ltd. in favor of William M. DeArman



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: January 30, 1998.





                              /s/ William M. DeArman
                              ----------------------------------
                              William M. DeArman






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